Trading Symbol TSX-V: GGC

Genco Resources Ltd. to Commence Trading on Toronto Stock Exchange

January 18, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. is pleased to announce it has been advised by the Toronto Stock Exchange that its common shares will commence trading on the Exchange on Monday, January 21, 2008 under the symbol ‘GGC’. A copy of Genco’s Listing Application has been filed on SEDAR.

Genco is a primary silver producer, whose core assets are multiple mining sites, including La Guitarra Mine located in its wholly-owned Temascaltepec Mining District of central Mexico.

For further information:

Robert M. Blankstein
Investor Relations

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (TSX)